SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Change in Shareholding Ownership

GOL is now one of the most liquid airline stocks in Latin America and is one the most liquid of all publicly traded stocks in Brazil

São Paulo, December 10, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL Airlines” or “GOL”) (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, pursuant to Article 12 of CVM Rule 358 of January 3, 2002, as amended, hereby informs its shareholders and the market in general that it has received a correspondence from its shareholder Delta Air Lines, Inc (“Delta”), dated December 10, 2019, informing that they have disposed, through negotiations in trading sessions of the B3 S.A. – Brasil Bolsa Balcão in the past few days, 32,926,025 preferred shares issued by the Company, which represented more than 5% of the referred type of shares, and remained with 0 preferred shares issued by the Company. Delta informed that: (i) it is a corporation duly organized and existing under the laws of the State of Delaware, the United States of America, and headquartered at 1030 Delta Boulevard, Atlanta Georgia 30354, U.S.A.; (ii) the aforementioned shareholding was held strictly for investment purposes, and Delta had no intention of altering the control of the administrative structure of GOL; (iii) other than the shares sold, Delta does not hold any other securities or derivatives in connection with or referred to shares of GOL; and (iv) Delta has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities of GOL. The entire correspondence is attached herein. The original correspondence is available at the following link: www.voegol.com.br/ir.

After today’s sale of shares by Delta, GOL Airlines is now one of the most liquid stocks on the B3 Brazilian Stock Exchange, with a free float of approximately 47% of total shares outstanding and an expected average daily trading volume of R$200 million per day.  This new level of market float is expected to place GOL as the most liquid airline stock in Latin America and amongst most liquid of all publicly traded stocks in Brazil.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 99 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.